UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-15898

CASUAL MALE RETAIL GROUP, INC. 401(K) SALARIED SAVINGS PLAN

(Full title of the plan)

CASUAL MALE RETAIL GROUP, INC.

555 Turnpike Street

Canton, Massachusetts 02021

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Financial Statements and Supplemental Schedules

Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Participants

Casual Male Retail Group, Inc.

401(k) Salaried Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Casual Male Retail Group, Inc. 401 (k) Salaried Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year (December 31, 2005) and nonexempt transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, NY

June 12, 2006

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	December 31
	2005	2004
Assets
Investments, at fair value (Notes 2 and 3)	$18,714,735	$18,664,338
Participant loans receivable	576,991	596,845

Total investments	19,291,726	19,261,183

Receivables:
Employee contributions	—	10,860
Employer contributions	508,016	497,467

Total receivables	508,016	508,327

Total Assets	19,799,742	19,769,510

Liabilities
Excess deferred compensation contributions (Note 6)	58,103	—

Net assets available for benefits	$19,741,639	$19,769,510

See accompanying notes to financial statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions
Net appreciation in fair value of investments (Note 3)	$344,251
Interest and dividend income	687,187
Transfers into the Plan (Note 1)	172,911

1,204,349
Contributions:
Employee	1,446,315
Employer	508,016
Rollovers	33,709

1,988,040

Total additions	3,192,389

Deductions
Benefits paid directly to participants	3,059,311
Administrative Fees	6,334
Transfers out of the Plan (Note 1)	154,615

Total Deductions	3,220,260

Net decrease	(27,871)

Net assets available for benefits at beginning of year	19,769,510

Net assets available for benefits at end of year	$19,741,639

See accompanying notes to financial statements.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

December 31, 2005

Note 1- Description of the Plan

The following description of Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering certain eligible employees of the Casual Male Retail Group, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

All regular, full-time (as defined in the Plan) salaried employees of the Company who have completed six months of employment and are at least 21 years of age are eligible to participate in the Plan. After completing age and service requirements, the employee can enter the Plan on the first day of any subsequent month.

As participants change positions at the Company, they may change from hourly to salary status or vice versa. Assets transferred to the Casual Male Retail Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2005 were $154,615. Assets transferred from the Casual Male Retail Group, Inc. 401(k) Hourly Savings plan during the year ended December 31, 2005 were $172,911.

Contributions

Each year, participants may contribute from 1% to 80% of pretax annual compensation as defined in the Plan, subject to the provisions of ERISA. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The employer matching contribution is discretionary at the option of the Company’s Board of Directors. For the year ended December 31, 2005, the Company’s matching contribution was 50% up to the first 6% of compensation that a participant contributed to the Plan.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements (continued)

Note 1 - Description of the Plan (continued)

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and plan earnings. Forfeitures available to reduce future Company matching contributions at December 31, 2005 were $12,547. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service (no service requirement prior to January 1, 2003).

Investment Options

Upon enrollment in the Plan, a participant may direct their elective contribution into mutual funds, common stock or common collective trust funds that are offered by the Plan.

Participants may change their investment options at any time.

Participant Loans

Participants may borrow the lesser of $50,000 reduced by the individual’s highest outstanding loan balance during the preceding twelve months or 50% of the individual’s vested balance with a minimum of $1,000 per loan. All loans are required to be repaid within five years of the loan unless the purpose of the loan is the purchase of a primary residence. Loans are secured by the balance in the participant’s account. Other restrictions, as specified in the Plan agreement, may apply to a participant’s loan transaction. Interest rates range from 5% to 10.5% at December 31, 2005. Principal and interest is paid ratably through payroll deductions.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements (continued)

Note1- Description of the Plan (continued)

Payment of Benefits

On termination of service for any reason, a participant shall receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, if the vested interest is $5,000 or less. If the participant’s vested interest is over $5,000, the participant may elect to receive payment in a lump-sum amount or installments paid over a certain number of years selected by the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

Note 2- Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation

Investments are stated at fair value. Mutual funds and common stock are stated at fair value which equals the quoted market price on the last business day of the Plan year. The fair value of participation units owned by the Plan in the common collective trust fund is based on the redemption value of the funds on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements (continued)

Note 2- Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Note 3- Investments

During 2005, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$248,097
Common collective trusts	121,284
Common Stock	(25,130)

$344,251

Investments that represent 5% or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2005		2004
Putnam Stable Value Fund	$4,662,221	23.6%	$5,023,182	25.4%
Putnam S&P 500 Fund	2,987,527	15.1%	3,659,361	18.5%
The George Putnam Fund of Boston	2,799,100	14.2%	2,984,379	15.1%
American Funds Growth Fund of America Class	1,617,559	8.2%	—
PIMCO Total Return Adm	1,220,039	6.2%	—
Putnam Voyager Fund	—	—	1,695,865	8.5%

	$13,286,446	67.3%	$13,362,787,	67.5%

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements (continued)

Note 4 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 5 - Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 9, 2002 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code and, therefore, the related trust is tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Note 6 – Excess Deferred Compensation Contributions

Excess contributions to the Plan for the year ended December 31, 2005 were approximately $58,103. The Company returned the excess contribution to the participants on March 14, 2006.

Note 7 – Nonexempt Transactions

During the year ended December 31, 2005, approximately $123,000 of participants’ contributions was not deposited on a timely basis. The Company corrected the administrative problem which caused the late deposits, so that participants’ contributions can be deposited on a timely basis. The Company paid participants an earnings correction for the earnings lost on their deposits.

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets Held For Investment Purposes at End of Year

(December 31, 2005)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units	Current Value
Commingled funds held through Putnam Investments:
	*Putnam Stable Value Fund	4,662,221	$4,662,221
	*Putnam S&P 500 Fund	93,185	2,987,527
Mutual funds held through Putnam Investments:
	*The George Putnam Fund of Boston	156,200	2,799,100
	*Putnam International Equity Fund	33,189	867,221
	Hotchkis & Wiley Large Cap Value Fund	36,369	848,849
	Victory Diversified Stock Fund	16,492	279,375
	Ariel Fund	8,211	411,113
	American Funds Growth Fund of America Class	53,035	1,617,559
	MSIF Small Company Growth Fund	23,799	292,962
	Janus Mid Cap Value Fund	27,153	606,050
	Columbia Acorn Fund	14,791	407,797
	Artisan Mid Cap Fund	17,777	549,651
	Pimco Total Return Adm	116,194	1,220,039
	Dodge & Cox International Fund	6,589	230,803
	*Putnam Retirementready Maturity	198	11,232
	*Putnam Retirementready 2010 Fund	466	27,145
	*Putnam Retirementready 2015 Fund	2,713	176,351
	*Putnam Retirementready 2020 Fund	652	42,515
	*Putnam Retirementready 2025 Fund	1,180	84,202
	*Putnam Retirementready 2030 Fund	928	62,976
	*Putnam Retirementready 2035 Fund	216	14,831
	*Putnam Retirementready 2040 Fund	837	58,753
	*Putnam Retirementready 2045 Fund	774	54,405
	*Casual Male Retail Group, Inc – Common Stock	65,589	402,060
*Participant loans	5.0% - 10.5%		576,991

			$19,291,726

*	Indicates party-in-interest to the Plan.

Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan

EIN: 04-2623104/Plan Number: 004

Schedule G, Part III – Schedule of Nonexempt Transactions

(For the year ended December 31, 2005)

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan, employer or other party- in-interest	Description of transactions including maturity date, rate of interest, collateral, par or maturity value	Purchase Price	Selling Price	Lease Rental	Expenses incurred in connection with transaction	Cost of asset	Current value of asset	Net gain or (loss) on each transaction

Casual Male Retail Group Inc.	Plan Sponsor	Participant contributions of $123,000 were not deposited with the custodian on a timely basis

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes –Oxley Act of 2002

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Casual Male Retail Group, Inc. 401(k) Salaried Savings plan

By:	/s/ Dennis R. Hernreich
Dennis R. Hernreich, Executive Vice President, Chief Financial Officer, Chief Operating Officer of Casual Male Retail Group, Inc., the Plan Administrator

June 23, 2006